Exhibit (b) to Current Report
on Form 8-K dated March 10, 1997

               [HANOVER GOLD COMPANY, INC. LETTERHEAD]

             Hanover Gold Announces Agreement to Acquire
                          Easton-Pacific

Coeur d' Alene, Idaho, March 10, 1997--Hanover Gold Company, Inc. (Nasdaq SmallCap Market Symbol "HVGO") announced today that it has signed an agreement with Easton-Pacific and Riverside Mining Company ("Easton-Pacific") to purchase all of the issued and outstanding shares of capital stock of Easton-Pacific in exchange for 7,000,000 shares of Hanover's common stock. Following the purchase, Easton-Pacific will become a wholly-owned subsidiary of Hanover. It is anticipated that the transaction will be approved by the shareholders of Hanover and Easton-Pacific at meetings to be held prior to June 30th; the boards of directors of each company will recommend such approval.

The Hanover common stock to be issued to the holders of Easton-Pacific's capital stock in the transaction will be included in an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act") and will generally be freely transferable following such issuance. Certain affiliates of Easton-Pacific will be required to enter into lock-up agreements as part of the transaction, prohibiting the resale of any shares of Hanover common stock received in the transaction for a period of six months and limiting the number of shares that may be sold for during the ensuing twelve-month period. The agreement with Easton-Pacific also provides that Richard J. Fisher, Easton-Pacific's current chairman and president, will be appointed to Hanover's board of directors at closing.

As part of the transaction, N. A. Degerstrom ("Degerstrom"), an affiliate of Hanover, has guaranteed payment of Hanover's obligations to the landowner-lessees of its mining claims for a period of eighteen months, or until August 7, 1998, up to an amount of $2,891,210; such guaranty will take effect in the event Hanover is unable for any reason to meet such obligations. As consideration for such guarantee, Hanover's board of directors is expected to approve the grant to Degerstrom of options to purchase up to 2,312,968 shares of Hanover's common stock, which options will be exercisable at the price of $1.25 per share for a period of three years from the date of grant. Payments made by Degerstrom pursuant to the guaranty, if any, will be credited toward the exercise of such options.

In making the announcement, Jim Fish, Hanover's president and chief executive officer, stated "With this agreement Hanover has substantially completed its efforts to consolidate the mining claims and interests in the Virginia City Mining District. With the addition of 36 patented and 137 unpatented mining claims in the Browns Gulch area held by Easton-Pacific, Hanover's contiguous holdings in the district will increase to 655 patented and unpatented claims, along with 35 patented and 58 unpatented claims of Easton-Pacific near Norris and Pony, Montana. With this acquisition, we believe we are now in position to seriously negotiate the terms under which another mining company can participate with us in the project. This should give us the wherewithal to conduct additional exploratory and eventually develop a mine plan. We welcome Easton-Pacific's decision to combine their properties with ours in this endeavor."

For more information concerning this announcement or any other aspect of Hanover's business, contact Hanover Gold Company, 1000 Northwest Boulevard, Suite 100, Coeur d'Alene, Idaho 83814; telephone: (208) 664-4653/telefax:
(208) 769-7969.